January 8, 2007
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attn:	Ms. Linda van Doorn

RE:	The Rouse Company LP (the “Company”) File No. 0-01743 Form 10-K for the year ended December 31, 2005
Ladies and Gentlemen:
This letter is in response to comments contained in your letter dated December 21, 2006 (the “Comment Letter”) to the Company’s Annual Report on Form 10-K for the year ended December 31, 2005 (“2005 Form 10-K”) filed with the Securities and Exchange Commission (the “Commission” or the “SEC”) as referenced above. As requested in the Comment Letter, this response is also being filed on EDGAR.
The Company’s responses to the Commission’s comments raised in the Comment Letter are set forth below. Each of the Commission’s comments is reproduced in italics and is followed by the Company’s response.
The Office of the Chief Accountant of the Commission advised the Company in writing, by letter dated May 19, 2005, that it did not object to the Company’s method of application of push down accounting in its financial statements filed in reports beginning in 2005. The Office of the Chief Accountant confirmed that push down accounting would first be applied to the Company’s 2005 financial statements, and that the 2004 financial statements included in the 2005 Form 10-K would be retroactively adjusted to reflect push down accounting as of November 12, 2004, the date of its acquisition by General Growth Properties, Inc. (“GGP”). They also agreed that previously filed 2004 financial statements would not be amended. Copies of the Company’s correspondence with the Office of the Chief Accountant will be furnished to the Division of Corporation Finance, upon request.
The Company is no longer subject to the registration and reporting requirements of Sections 12(g), 13 or 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). On November 12, 2004, the Company filed a Form 15, Certification and Notice of Termination of Registration to terminate registration with respect to its common stock and certain debt securities. An additional Form 15 was filed on January 14, 2005 to terminate the Company’s reporting obligation with respect to certain other debt securities. Our agreement with the Office of the Chief Accountant included an agreement with the Commission to present certain information in a 2005 Form 10-K, notwithstanding such deregistration. Subsequent to such voluntary filing, the Company elected to discontinue the voluntary filing of SEC documents and to fulfill its information requirement obligations under its debt indentures by including certain separate financial data within the GGP SEC filings. All of our responses to the Comment Letter should be read in this context.

Form 10-K for the Year Ended December 31, 2005
Comment 1 — Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 24
1.	Please tell us why you have not included a table of contractual obligations in accordance with Item 303(a)(5) of Regulation S-K.
As discussed above, the Company is now a subsidiary of GGP. As discussed on page 42 of the 2005 Form 10-K, the liquidity and capital resources of the Company were considered adequate for current and future requirements. Additionally, it is disclosed that the Company would rely on advances from GGP to meet such requirements. A table of contractual obligations was included in GGP’s Form 10-K. Accordingly, a table is not included in the Company’s Form 10-K.
Comment 2 — Item 7A. Quantitative and Qualitative Disclosures about Market Risk, page 42
2.	In future filings, revise to include a discussion of the market risk disclosure relevant to you within your filing in accordance with Item 305 of Regulation S-K.
As discussed above, no future filings are currently required to be made by the Company. If the Company is required to file in the future, revised disclosures will be included in those filings.
Comment 3 — Item 9A. Controls and Procedures, page 42
3.	We note your disclosure in the risk factors section at page 14 that you had material weaknesses in your internal control over financial reporting as of December 31, 2005. Please tell us, and in future filings revise to disclose, the basis for your officers’ conclusion that disclosure controls and procedures were effective in light of the existence of such material weaknesses.
The Company, both by itself and as part of the GGP financial reporting and disclosure process, has numerous procedures in place to ensure proper disclosure. The risk factor referenced on page 14 of the 2005 Form 10-K indicates there were two material weaknesses in internal control: a failure to maintain effective policies and procedures and sufficient personnel resources with appropriate technical accounting expertise to account for income taxes and to conduct a timely and accurate financial close (emphasis added). The Company’s disclosure controls and procedures identified the conditions that resulted in the material weaknesses as of year-end. The 2005 Form 10-K was filed with the SEC on April 18, 2006, a date after the original due date of the filing, indicative of an inability to conduct a timely financial close. However, the Company took the additional time to complete the financial close and ensure that the financial close was accurate and that all disclosures were properly made. Further, in our filing, we conclude and take responsibility for the sufficiency of the financial statements and information presented.
As discussed above, no future filings are currently required to be made by the Company. If the Company is required to file in the future, revised disclosures will be included in those filings.
Comment 4 — Financial Statements — Consolidated Balance Sheets, page F-4
4.	We note from your consolidated statements of cash flows at page F-7 that you have restricted cash balances. Please tell us the nature and amount of such balances and revise to disclose such information in future filings, if material. Refer to Rule 5-02 of Regulation S-X.
As of December 31, 2005 and 2004, $39.5 million and $21.7 million, respectively, is restricted cash. Such amounts are 4.9% and 2.4% of the line item, prepaid and other assets, which were considered to be immaterial. Such cash is restricted for payment of future real estate tax obligations and as required by certain financing agreements.
As discussed above, no future filings are currently required to be made by the Company. If the Company is required to file in the future, revised disclosures will be included in those filings.
Comment 5 — Financial Statements Note 3 — Acquisitions of Operating Partnerships-Purchase Accounting Due To The Merger, page F-14
5.	Refer to the information on page F-16 which indicates that certain adjustments are reflected neither in the pre-merger or post-merger operating results. Please clarify to us and in future filings that all of these adjustments are reflected in the post merger balance sheet as part of the application of push down accounting, if true. If certain of these adjustments have not been reflected through push down accounting, please tell us the basis for their exclusion. Note 1 on page F-9 should be similarly revised.
All adjustments are reflected in the post merger balance sheet as part of the application of push down accounting.
As discussed above, no future filings are currently required to be made by the Company. If the Company is required to file in the future, revised disclosures will be included in those filings.
Comment 6 — Financial Statements Note 5 — Investments in Unconsolidated Real Estate Affiliates, page F-19
6.	Please tell us how you applied the guidance in Rule 3-09 of Regulation S-X in determining that audited financial statements of The Woodlands Partnerships were not required for 2004 or 2005.
The Company does not believe that The Woodlands Partnerships (as defined in the 2005 Form 10-K) meet the criteria for a significant subsidiary for 2005 and 2004 as (i) the Company’s investment in The Woodlands Partnerships of $123.5 million and $114.4 million, respectively, does not constitute more than 20% of the Company’s consolidated assets and (ii) the Company’s equity in the earnings of The Woodlands Partnerships does not exceed the 20% income test. As supplemental information for the Commission staff, the Company’s income test for concluding separate audited financial statements were not required is as follows (in thousands):

	The Woodlands Land		The Woodlands Commercial		The Woodlands
	Development Company, L.P.		Properties Company, L.P.		Operating Company, L.P.
	2005 (1)	2004 (2)	2005 (1)	2004 (2)	2005 (1)	2004 (2)
Net income (loss) per Note 5 (except for operating company)	$56,815	$42,100	($31,352)	$1,625	$16,864	($5,974)
Company’s 52.5% share	29,828	22,103	(16,460)	853	8,854	(3,136)
Adjustments related to purchase accounting and other	(12,247)	(16,889)	2,963	(1,656)	—	—

Company equity in GAAP earnings (a)	17,581	5,214	(13,497)	(803)	8,854	(3,136)
Company GAAP income before income taxes (b) (3)	117,531	136,746	131,028	137,549	117,531	139,882
Ratio of (a) to (b)	14.96%	3.81%	(10.30%)	(0.58%)	7.53%	(2.24%)

(1)	Reflects purchase accounting as reported at December 31, 2005

(2)	Does not reflect purchase accounting. Management of the Company believes that The Woodlands Partnerships would not meet the criteria for significant subsidiary if such accounting treatment had been reflected.

(3)	Based on five-year average, pursuant to Rule 1-02 of Regulation S-X
Form 10-Q for the Fiscal Quarters Ended March 31, June 30, and September 30, 2006
Comment 7 — Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 24
7.	Please tell us why you have not filed Forms 10-Q for the quarters subsequent to the year ended December 31, 2005.
Reference is made in the introductory paragraph on page 1 of this response letter. As the Company is no longer subject to the registration and reporting requirements of the Exchange Act, and does not wish to voluntarily file, no further reports on Form 10-Q have been filed.
As also requested in the Comment letter, the Company specifically acknowledges that:
•	We are responsible for the adequacy and accuracy of the disclosure in our SEC filings;

•	We understand that staff comments or changes to disclosure in response to comments of the staff of the Commission do not foreclose the Commission from taking any action with respect to our filings with the SEC; and

•	We understand that we may not assert staff comments of the Commission as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
We believe the foregoing fully addresses the comments raised in the Comment Letter. Nonetheless, if you have any questions or comments, please do not hesitate to call the undersigned at (312) 960-5252.
Respectfully submitted,
Bernard Freibaum
Executive Vice President
(Principal Financial and Accounting Officer)
Rouse LLC, general partner of The Rouse Company LP
and
Chief Financial Officer
General Growth Properties, Inc.
Attachment